Exhibit 9(a)

                        [Letterhead of Patrick A. Burns,
              Senior Executive Vice President and General Counsel]

June 4, 1999

Mutual of America Investment Corporation
320 Park Avenue
New York, New York  10022

Dear Sirs/Madams:

This opinion restates opinions previously furnished by counsel in connection with offerings of common shares of the Equity Index Fund, All America Fund,
Aggressive Equity Fund, Composite Fund, Bond Fund, Mid-Term Bond Fund, Short-Term Bond Fund and Money Market Fund (together, the "Funds") of Mutual of America Investment Corporation (the "Investment Company"). This opinion is furnished in connection with the filing of a Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A by the Investment Company, made for the purpose of filing via EDGAR all necessary exhibits that previously were filed on paper.


The Investment Company offers common shares of the Funds, par value $.01 per share, as described in the Investment Company's current Prospectus and Statement of Additional Information, each dated May 1, 1999.

I have reviewed such documents and records as I have deemed necessary to express an informed opinion on the matters covered hereby. It is my opinion that the common shares of the Funds, when issued and sold in accordance with the Investment Company's current Prospectus and Statement of Additional Information in jurisdictions where such sales have been authorized, are and will be legally issued, fully paid and non-assessable.

I consent to the use of this opinion as an exhibit to Post-Effective Amendment No. 17.

Sincerely,

/s/ Patrick A. Burns